

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 3, 2015

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

Re: Elkhorn Unit Trust, Series 4, File No. 811- 22925

Dear Mr. Warren:

We have reviewed the registration statement for Elkhorn Unit Trust, Series 4 (the "Fund"), filed on Form S-6 with the Securities and Exchange Commission on May 7, 2015, and have the comments below regarding the Elkhorn Lunt Global Strong Dollar Portfolio of ETFs (the "Trust"). Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

PRINCIPAL INVESTMENT STRATEGY

1. This section states, "[U]nder normal circumstances, the Trust will invest at least 80% of the value of its assets in ETFs that hedge some of the foreign currency risk associated with international investing and ETFs that may benefit from an increase in value of the U.S. dollar relative to other currencies." Please inform the staff whether the Trust received exemptive relief from Section 12(d)(1) in connection with the purchase of ETFs.

2. In the paragraph captioned, "Portfolio Selection Strategy" you state, "Lunt Capital eliminates all international developed and emerging market equity ETFs that do not hedge the represented currencies against the U.S. dollar." Clarify the disclosure to define "represented currencies," (i.e., the currencies represented by the issuers of securities in which the international and EM ETFs invest).

3. In your disclosure, include the percentage of the Trust that will be invested in domestic equity ETFs. We may have further comments.

4. In the paragraph sub-captioned "Domestic Equity," explain how this strategy results in ETFs that are unique from other domestic equity ETFs.

5. Disclose the market capitalization of the common stocks that will be held by ETFs in which the Trust invests.

6. In your response letter, please confirm that the Fund will not be concentrated in any particular industry. Please confirm that to the extent an underlying ETF concentrates in a particular industry, the Fund will disclose the risks associated with concentrating its investments in a particular industry or group of industries.

FEE TABLE

7. Footnote 4 to the fee table states, "The C&D Fee compensates the Sponsor for creating and developing the Trust; the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the inception date." Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

8. The last sentence of footnote 7 states, "Please note that the Sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your Trust and therefore certain fees paid by your Trust to such ETFs will be paid to the Sponsor or an affiliate for its services of such ETFs." Consider using bold font or italics to highlight this disclosure.

HOW TO BUY UNITS

9. In the section captioned "Exchange or Rollover Option," you state, "If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other Elkhorn unit trust, you may purchase units at 99% of the maximum Public Offering Price, which include a sales charge reduction." Confirm to the staff that no units will be sold below net asset value.

GENERAL COMMENTS

10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

11. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel